Exhibit 99.1

BROOKFIELD INFRASTRUCTURE ANNOUNCES SECONDARY OFFERING OF C$275 MILLION OF EXCHANGEABLE SHARES BY BROOKFIELD ASSET MANAGEMENT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Brookfield, News, July 21, 2020 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP; TSX: BIP.UN), Brookfield Infrastructure Corporation (“BIPC” and together with the Partnership, “Brookfield Infrastructure”) (NYSE/TSX: BIPC) and Brookfield Asset Management Inc. (“BAM”) (NYSE: BAM; TSX: BAM.A) today announced a secondary offering (the “Offering”) of 4,418,000 class A exchangeable subordinate voting shares (the “Exchangeable Shares”) of BIPC by an affiliate of BAM (the “Selling Securityholder”) on a bought deal basis to a syndicate of underwriters co-led by RBC Capital Markets, TD Securities Inc., Scotiabank, BMO Capital Markets and CIBC Capital Markets (collectively, the “Underwriters”) for distribution to the public. The Selling Securityholder has agreed to sell the Exchangeable Shares at a price of C$62.25 per Exchangeable Share (the “Offering Price”), for gross proceeds of C$275 million. Brookfield Infrastructure is not selling any Exchangeable Shares in the Offering and will not receive any of the proceeds from the Offering.

The Selling Securityholder has granted the Underwriters an over-allotment option, exercisable in whole or in part, for a period of 30 days following closing of the Offering, to purchase from the Selling Securityholder up to an additional 662,700 Exchangeable Shares at the Offering Price. If the over-allotment option is exercised in full, the gross Offering size would increase to C$316 million.

Each Exchangeable Share is structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit (a “Unit”) of the Partnership (subject to adjustment to reflect certain capital events). Each Exchangeable Share will be exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Infrastructure).

BAM currently owns approximately 31% of the issued and outstanding Exchangeable Shares. Upon closing of the Offering, it is anticipated that BAM will own approximately 21% of the issued and outstanding Exchangeable Shares (or 19% if the over-allotment option is exercised in full).

BAM is not selling any of its Units. BAM currently owns an approximately 30% equity interest in Brookfield Infrastructure. Upon closing of the Offering, it is anticipated that BAM will own an approximately 29% equity interest in Brookfield Infrastructure (or 28% if the over-allotment option is exercised in full) and will remain Brookfield Infrastructure’s largest investor.

The Offering is expected to close on or about July 29, 2020.

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This news release shall not constitute an offer of securities for sale in the United States. The Exchangeable Shares will not be and have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States or to “U.S. persons” (within the meaning of Regulation S under the U.S. Securities Act) except pursuant to a private resale exemption under the U.S. Securities Act and in compliance with U.S. state securities laws, to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act). There shall not be any public offering of the Exchangeable Shares in the United States.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $515 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Managing Director, Investments Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend” and “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the Offering and closing of the Offering. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.